Imperial Industries, Inc.

3790 Park Central Boulevard North

Pompano Beach, FL  33064

October 17, 2008

Mr. Terence O’Brien – Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:

Imperial Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-07190

Dear Mr. O’Brien:

Imperial Industries, Inc. (the “Company”) is in receipt of your comment letter dated September 12, 2008 (the “Comment Letter”) with regard to the Company’s Form 10-K Annual Report for the year ended December 31, 2007 (the “Form 10-K”). This letter shall serve as the Company’s response to that Comment Letter. Please be advised of the following:

1.

Critical Accounting Policies, page 19 – Allowance for Doubtful Accounts, page 19

The Company will expand discussion of the Company’s policy with regard to its Allowance for Doubtful Accounts.  Future disclosure of Critical Accounting Policies – Allowance for Doubtful Accounts found in Management’s Discussion and Analysis of Financial Condition and Results of Operations is proposed to be modified to read as follows: Page 19, Critical Accounting Policies, Allowance for Doubtful Accounts:

“Provisions for the estimated allowance for doubtful accounts are recorded in selling, general and administrative expense at the end of each reporting period. The allowance for doubtful accounts is based on an analysis of the aging of accounts receivables, the Company’s collateral, if any, securing the amount due, the subsequent collections of the receivables, the current financial condition of the customers with aged receivables, including credit terms offered (most invoices are due within 30 days of receipt) payment history, purchase history and direct communication, and other factors that include changes in (1) general business conditions, such as competitive conditions in the market, and (2) the economic condition of the residential and commercial construction industry. The aging of accounts receivables is based on the number of days an invoice is past due and invoices in the same past due ranges are aggregated. At the end of each fiscal quarter, the Company identifies all customers with significant invoices more than 90 days past due. For each customer, the Company then evaluates each of the factors noted above to arrive at a specific reserve. The Company then considers historical bad debt rates to arrive at a reserve for receivables not over 90 days past due. The aggregate of the specific reserve for over 90 day past due receivables and the reserve for the receivables not yet over 90 days past due represents the Company’s allowance for doubtful accounts as of the end of the reporting period. Additionally, at the end of each reporting period, we analyze the historical trend of various ratios including charges to bad debt expense compared to net sales, bad debt write-offs to net sales and the balance of allowance for doubtful accounts to net sales to determine whether the calculated allowance appears adequate. The primary assumption we use for determining our allowance for doubtful accounts is the historical rate of bad debt write offs as a percentage of sales.

Our current business environment is depressed. The commercial and residential construction industry is down sharply. For example, applications for building permits for construction of new residential units declined sharply in Florida and Georgia during the year ended December 31, 2007. Furthermore, during the six months ended June 30, 2008, permits for construction of new residential units have declined sharply in all our markets. We expect construction activity to continue to be depressed, but the depth and duration of the decline in construction activity cannot be predicted.

As a result of our analysis of accounts receivable and our current business environment, we have increased our allowance for doubtful accounts 4.7% and 17.9% for the three and six months ended June 30, 2008, respectively. We believe our receivables, net of the allowance for doubtful accounts, are collectible.

Judgment is required in evaluating all of these factors and in determining the appropriate amounts to record in the allowance for doubtful accounts. Additionally, such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods. However, if actual market conditions are less favorable than those assumed by management, or if the financial condition of customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. As a result, our financial condition, results of operations and cash flow could be adversely affected.”

2.

Results of Operations, page 21

The Company will include a discussion in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, with regard to the impact of building up new product offerings on our net sales, specifically addressing why our net sales and gross profit continue to decrease in spite of our strategy to increase inventory and our continuing assessment of the recoverability of our remaining inventory balance within the current business environment.

Very truly yours,

/s/ STEVEN M. HEALY

Steven M. Healy

Chief Financial Officer

2